

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

<u>Via E-mail</u>
Kevin J. Gadawski
President and Chief Executive Officer
PSM Holdings, Inc.
5900 Mosteller Drive
Oklahoma City, OK 73112

> **Re: PSM Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 3, 2014**
> **Form 10-K for the Year Ended June 30, 2013**
> **Filed September 30, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 20, 2014**
> **File No. 000-54988**

Dear Mr. Gadawski:

We have reviewed your revised preliminary proxy statement and response letter dated July 3, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended June 30, 2013</u>

<u>Financial Statements</u>

1. We note your response to comment 4 in your letter dated July 3, 2014 and your disclosure regarding the concentration related to sales of loans to one investor who is a related party. Please ensure that your future interim filings disclose the relationship of the related party with PSM (i.e. an officer of the company purchasing the loans is a member of your board of directors) and the percentage of revenue related to these related party transactions. Also, consider incorporating this concentration risk in a risk factor. Please provide us with your proposed disclosure.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note your response to comment 5 in your letter dated July 3, 2014. To the extent your auditors include an "emphasis of a matter" paragraph in future audit reports, please ensure the auditors consider the guidance in paragraph .07 of AU-C Section 706.

Notes to the Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies, Loans Held For Sale, page F-8

3. We note your response to comment 11 in your letter dated July 3, 2014. It does not appear that you have disclosed or propose to disclose the information required in ASC 825-10-50 related to the fair value option referenced in your footnote. Therefore, please tell us where you disclose the information required for loans held for sale where you elected the fair value option or provide us your proposed disclosure in future filings to comply with the disclosure requirements. We specifically refer to the requirements in ASC 825-10-50-28.a, 28.b.1-2, 28.d.1, 28.e.1-3, 30.a, 30.b, 30.c.1-2. If you believe the information is not material, please provide supporting quantitative and qualitative support.

Note 8 – Intangible Assets, page F-16

4. We note your response to comment 12 in your letter dated July 3, 2014 in which you state you have only one reporting unit. We also note your disclosure on page F-8 of the June 30, 2013 Form 10-K that states that "goodwill acquired in business combinations is assigned to the reporting entity that is expected to benefit from the combination as of the acquisition." This disclosure implies that you have multiple reporting units. Please revise future filings to clarify this disclosure.

5. We note your response to comment 13 in your letter dated July 3, 2014. Considering your significant and continued operating losses, we believe some of the information requested to be disclosed in future filings in our prior comment is relevant. Therefore, please provide us your proposed disclosure to disclose the following in future filings:

    a. The percentage by which fair value exceeded carrying value of goodwill as of the date of the most recent test;

    b. The date of the most recent test;

    c. A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

    d. A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 11 – Stockholders' Equity and Issuances, page F-18

6. We note your response to comment 17 in your letter dated July 3, 2014. We note your disclosure in Note 18 on page F-25 of numerous stock options granted during fiscal year 2014. Please tell us where these grants are presented in your proposed disclosure in Exhibit I of your response. For these grants, please tell us the contractual term to exercise the options and explain why you used a three year term to value the options. Also, please tell us where you disclose the following required information in ASC 718-10-50-2 or provide us your proposed disclosure in future filings:

    a. The maximum contractual term of your stock options,

    b. The weighted-average grant-date fair value of stock options and stock grants granted during the periods presented,

    c. The total fair value of shares vested during each period presented,

    d. The aggregate intrinsic value and weighted-average remaining contractual term of stock options exercisable at the latest balance sheet date,

    e. Total compensation cost recognized for each period presented,

    f. The total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized at the latest balance sheet date.

Form 10-Q for the quarterly period ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

7. We note your response to comment 20 in your letter dated July 3, 2014. It does not appear that you have completely addressed our prior comment. Please tell us and confirm that you will revise future filings to discuss the expected impact on your results of operations, liquidity and capital resources related to the departures of three of your larger lending centers during January and February 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney